EXECUTION COPY

02041299

1-14410

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E. 6-3-02

For the month of June 2002

AXA
(Translation of registrant's name into English)

25, Avenue Matignon
75008 Paris, France
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

Number of pages 10

Exhibit Index is on page 5

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FORWARD LOOKING STATEMENTS

Certain statements in this report that are neither reported financial results nor other historical information, are forward-looking statements, including, but not limited to statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include the intensity of competition from other financial institutions, AXA's experience with regard to mortality and morbidity trends, lapse rates and policy renewal levels relating to AXA's life and health insurance operations, the frequency, severity and development of property and casualty claims including catastrophic events which are uncertain in nature and policy renewal rates relating to AXA's property and casualty business, market risks related to fluctuations in interest rates, equity market prices and foreign currency exchange rates, the use of derivatives and AXA's ability to hedge such exposure effectively and counterparty credit risk, adverse changes in the economy in AXA's major markets, other adverse developments which may affect the value of AXA's investments, AXA's ability to develop, distribute and administer competitive products and services in a cost-effective manner and its ability to develop information technology and management information systems to support strategic goals while continuing to control costs and expenses, AXA's visibility in the market place and the financial and claims paying ratings of its insurance subsidiaries, AXA's access to adequate financing to support its future business, the effect of changes in regulation and laws affecting AXA's businesses, including changes in tax laws affecting insurance and annuity products as well as operating income and changes in accounting and reporting practices, the costs of defending litigation and the risk of unanticipated material adverse outcomes in such litigation, adverse political developments around the world, particularly in the principal markets in which AXA and its subsidiaries operate, the performance of others on whom AXA relies for distribution, investment management, reinsurance and other services and the effect of future acquisitions. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2000 for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events, circumstances or otherwise.

INCORPORATION BY REFERENCE

The registrant's press releases dated June 6, 2002 and June 12, 2002 furnished under cover of this Form 6-K are incorporated by reference into the registrant's (i) Registration Statement on Form F-3 (File No. 333-12956), (ii) Registration Statement on Form S-8 (File No. 333-12944) and (iii) Registration Statement on Form S-8 (File No. 333-9212).

[2056044.1]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXA
(Registrant)

Name: Gérard de La Martinière
Title: Member of the Management Board
Group Executive President, Finance
Control and Strategy

Date: June 13, 2002

EXHIBIT INDEX

[2056044.1]

BNP PARIBAS

AXA

PRESS RELEASE

Paris, June 6th, 2002

AXA AND BNP PARIBAS: AGREEMENT IN PRINCIPLE FOR THE ACQUISITION OF BANQUE DIRECTE

AXA and BNP Paribas have concluded an agreement in principle with regards to the acquisition by AXA Banque of 100% of the capital of Banque Directe, subsidiary of the BNP Paribas Group. This agreement in principle is pending the opinion of employees representatives and the approval of the banking regulators.

- For AXA, the acquisition of Banque Directe would complement AXA's financial offering in France, by providing a well established banking platform to its clients and its distribution networks.

  Through this acquisition, AXA reaffirms the key role of its distribution channels in its future growth and its ambition to position itself as a provider of global solutions including a banking offering.

- For BNP Paribas, Banque Directe is a less strategic holding due to the introduction of its Multi-Channel retail Banking services, offering, in addition to services in its bank branches, all the features of automated and on-line banking. Since July 2001, BNP Paribas has had two nationwide multimedia service facilities that process at distance all customers' material transactions, enabling branches to focus on sales and advisory services.

  Moreover, in addition the general-service bank branches operating under the BNP Paribas brand, the Group has chosen to focus on substantially expanding its retail services business, in particular the four business lines in which the group has a leading position in the European market : consumer lending, vehicle fleet management and leasing, specialist personal investment brokerage services.

This operation will reinforce the co-operation between AXA and BNP Paribas, through the development of partnerships with Cortal and Cetelem.

About BNP Paribas

BNP Paribas is a powerful efficient financial services group with solid roots in Europe, leading positions in Asia and an active presence in the United States. It is the N°1 bank in the euro zone in terms of net profit and market capitalisation. BNP Paribas operates in 87 countries, employing 85,000 staff, including 65,000 in Europe. The group is focused on three core businesses; Retail Banking; Corporate and Investment Banking; Private Banking, Asset Management, Securities Services and Insurance.

About AXA

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 910 billion in assets under management as of December 31, 2001 and reported revenues of approximately Euro 75 billion for 2001. Revenues as of March 31, 2002 were Euro 21 billion. The AXA ordinary share is listed and trades under the symbol *AXA* on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol *AXA*.

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This press release is also available on AXA Group web site: www.axa.com

PRESS RELEASE

June 12th, 2002

AXA EMBEDDED VALUE FOR 2001 DOWN 1.4%
TO EURO 34.9 BILLION
EMBEDDED VALUE PER SHARE DOWN 4.2% TO EURO 20.11

- **Adjusted Net Asset Value ("ANAV") was Euro 16.4 billion, down 5.7% from Euro 17.4 billion in 2000**

- **Life Present Value of Future Profits ("Life PVFP") increased 2.8% to Euro 18.5 billion from Euro 18.0 billion in 2000, owing to our *geographical diversification* with strong growths in Japan, Germany, Hong Kong, the US and the UK being partly offset by declines in Belgium and France**

- **Life New Business Contribution was Euro 669 million, down only 3.2% from Euro 691 million in 2000**

- **Life New Business APE Margin[1] was 16.9%, down 1.0 point from 17.9% in 2000**

[1] New Business APE Margin is New Business contribution divided by New Business APE premiums. APE (Annualized Premium Equivalent) represents 100% of regular premiums and 10% of single premiums.

PARIS—AXA Group announced today that 2001 Embedded Value ("EV") reached Euro 34,864 million, down 1.4% from Euro 35,351 million in 2000. After adjusting for a 2.9% increase in AXA shares[2] in 2001, EV per share decreased 4.2% to Euro 20.11 from Euro 20.98 in 2000.

AXA EV equals ANAV (including unrealized gains on asset managers) plus Life PVFP. A cost of capital representing the equity needed to run the Life business at a "AA" rating was charged against ANAV.

"The Group embedded value decreased slightly in one of the toughest environments the industry had to face in 20 years, which is further demonstrating the benefits of the Group's diversification in the most promising markets and of the Group's focus on profitability," said Henri de Castries, AXA Group Chief Executive Officer. "It is proof of the Group's commitment to achieving sound and sustainable growth which will benefit our shareholders in the long run."

In Euro million	**2001**	**2000**	**Change**
ANAV	16,370	17,363	- 5.7%
Life PVFP	18,494	17,988	+ 2.8%
EV	34,864	35,351	- 1.4%
# of shares (million)	1,734	1,685	+ 2.9%
EV/share	**20.11**	**20.98**	**- 4.2%**
Life New Business Contribution	**669**	**691**	**- 3.2%**

Conference call details

AXA will hold a conference call today following this release at 5:45 pm in Paris (11:45 am in New York and 4:45 pm in London).

You can listen and ask questions:

International dial in number +44 (0) 20 8781 0577

USA dial in number +1 415 391 5282

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This press release is also available on AXA Group web site: www.axa.com

[2] The number of outstanding shares used to compute EV per share at the end of 2000 was 1,685 million as it included the January 2, 2001 capital increase related to the AXA Financial minority buyout.

About AXA

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 910 billion in assets under management as of December 31, 2001 and reported revenues of approximately Euro 75 billion for 2001. Revenues as of March 31, 2002 were Euro 21 billion. The AXA ordinary share is listed and trades under the symbol *AXA* on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol *AXA*.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this presentation are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2000 for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.